Via EDGAR

July 10, 2014

Ms. Deborah Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     AdvisorShares Trust (the “Trust”)

          File No. 811-22110

Dear Ms. Skeens:

This letter responds to comments you provided with respect to the Trust’s Preliminary

Proxy Statement, which was filed on June 20, 2014. Your comments, as well as the

Trust’s responses, are set forth below.

1.     Comment: Please add disclosure to the proxy statement clarifying whether implementation of a proposal is contingent on approval of the other proposal.

 Response: The requested disclosure has been added.

2.     Comment: Please clarify, if accurate, that copies of the shareholder reports were previously sent to shareholders.

 Response: Generally, copies of the shareholder reports were previously sent to shareholders; however, since Schedule 14A does not seem to require that this information be disclosed, no disclosure to that effect has been added.

3.     Comment: Please disclose additional details regarding the current sub-advisory agreement per Item 22(c)(1) of Schedule 14A.

 Response: The requested disclosure has been added.

 4.    Comment: Please disclose the reason for terminating the current sub-adviser.

 Response: The requested disclosure has been added.

July 10, 2014

5.	Comment: Items 22(c)(5) and (6) of Schedule 14A require disclosure of specific information. If applicable, please add the required disclosure to the proxy statement. If not applicable, please respond supplementally.

Response: The disclosure is not applicable.

6.	Comment: In the 3rd paragraph on page 10, please clarify that shareholders are being asked to approve implementation of the manager of managers order with respect to this fund.

Response: The requested disclosure has been added.

7.	Comment: Confirm supplementally that approval of the implementation of the manager of managers order by shareholders will be consistent with all of the conditions imposed by the order.

Response: The Trust confirms that approval of the implementation of the manager of managers order by shareholders will be consistent with all of the conditions imposed by the order.

8.	Comment: Please confirm supplementally that there were no factors considered that were adverse to the Board of Trustees’ determinations with respect to the proposals. If adverse factors were considered, please disclose them.

Response: The Trust confirms that there were no factors considered that were adverse to the Board of Trustees’ determinations with respect to the proposals.

9.	Comment: In the last sentence of the 1st paragraph on page 14, should “at least” be added between “affirmative vote of” and “a majority of the outstanding voting securities”? Please clarify if necessary or respond supplementally.

Response: The disclosure has been revised.

10.	Comment: With respect to the 2nd paragraph on page 14, please clarify if it is intended that only those broker non-votes necessary to achieve quorum will be permitted and, if that is the case, please clarify whether such action will aid in obtaining approval of the proposals and disclose the legal authority for taking such action.

Response: The paragraph has been deleted.

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July 10, 2014

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the proxy statement, (ii) staff comments or changes to disclosures in response to staff comments in the proxy statement do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum